UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.   )*

                            ContinuCare Corporation
                            -----------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    212172100
                                 --------------
                                 (CUSIP Number)

                                  June 1, 2001
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 [_]       Rule 13d-1(b)
                 [X]       Rule 13d-1(c)
                 [_]       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 21 Pages
                             Exhibit Index: Page 15

                                  SCHEDULE 13G
CUSIP No. 212172100                                                 Page 2 of 21


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           STRATEGIC INVESTMENT PARTNERS LIMITED

2        Check the Appropriate Box If a Member of a Group*
                                                       a. [_]
                                                       b. [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                                    5                Sole Voting Power
Number of                                                 2,250,000
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                  0
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                  2,250,000
With:
                                    8                Shared Dispositive Power
                                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,250,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                      [_]


11       Percent of Class Represented By Amount in Row (9)

                                            6.77%

12       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 212172100                                                 Page 3 of 21


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           QUASAR STRATEGIC PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                        a.  [_]
                                                        b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                           CAYMAN ISLANDS

                                    5                Sole Voting Power
Number of                                                 0
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                  2,250,000
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                  0
With:
                                    8                Shared Dispositive Power
                                                          2,250,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,250,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                       [_]

11       Percent of Class Represented By Amount in Row (9)

                                            6.77%

12       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 212172100                                                 Page 4 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                                    5                Sole Voting Power
Number of                                                 0
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                  2,250,000
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                  0
With:
                                    8                Shared Dispositive Power
                                                          2,250,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,250,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                      [_]

11       Percent of Class Represented By Amount in Row (9)

                                            6.77%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 212172100                                                 Page 5 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                                    5                Sole Voting Power
Number of                                                 0
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                  2,250,000
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                  0
With:
                                    8                Shared Dispositive Power
                                                          2,250,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,250,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                      [_]

11       Percent of Class Represented By Amount in Row (9)

                                      6.77%

12       Type of Reporting Person*

                  PN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 212172100                                                 Page 6 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           QIH MANAGEMENT, INC

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                                    5                Sole Voting Power
Number of                                                 0
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                  2,250,000
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                  0
With:
                                    8                Shared Dispositive Power
                                                          2,250,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,250,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                      [_]

11       Percent of Class Represented By Amount in Row (9)

                                            6.77%

12       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 212172100                                                 Page 7 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                                    5                Sole Voting Power
Number of                                                 0
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                  2,250,000
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                  0
With:
                                    8                Shared Dispositive Power
                                                          2,250,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,250,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                      [_]

11       Percent of Class Represented By Amount in Row (9)

                                            6.77%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP No. 212172100                                                 Page 8 of 21

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                         a. [_]
                                                         b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                                    5                Sole Voting Power
Number of                                                 0
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                  2,250,000
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                  0
With:
                                    8                Shared Dispositive Power
                                                          2,250,000

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                          2,250,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                      [_]

11       Percent of Class Represented By Amount in Row (9)

                                            6.77%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          The shares of Common Stock of the Issuer (the "Shares") reported herein were previously reported on a Schedule 13D, the last amendment of which was filed on July 7, 2000. There has been no change in the beneficial ownership of the Reporting Persons (as defined herein) since the filing of such amendment.

Item 1(a)           Name of Issuer:

                    ContinuCare Corporation (the "Issuer")

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    80 Southwest Eighth Street, Suite 2350, Miami, FL 33130

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following reporting persons (collectively, the "Reporting Persons"):

                    i)   Strategic Investment Partners Limited ("SIPL");

                    ii)  Quasar Strategic Partners LDC ("QSP");

                    iii) Quantum Industrial Partners LDC ("QIP");

                    iv)  QIH Management Investor, L.P. ("QIHMI");

                    v)   QIH Management, Inc. ("QIH Management");

                    vi)  Soros Fund Management LLC ("SFM LLC"); and

                    vii) Mr. George Soros ("Mr. Soros").


          This statement relates to the Shares held for the account of SIPL. SIPL is jointly owned by QIP and QSP. QIHMI is the sole managing manager of each of QIP and QSP. QIHMI, an investment advisory firm, is vested with investment discretion over the securities held, directly or indirectly, for the accounts of QIP and QSP. Mr. Soros is the sole shareholder of QIH Management, which is the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC. Mr. Soros is the Chairman of SFM LLC.

Item 2(b)           Address of Principal Business Office or, if none, Residence:

          The address of the principal business office of each of SIPL, QSP, and QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The principal business office of each of QIHMI, QIH Management, SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)           Citizenship:

                    1)   SIPL is a Cayman Islands corporation;

                    2) QSP is a Cayman Islands exempted limited duration company;

                    3) QIP is a Cayman Islands exempted limited duration company;

                    4)   QIHMI is a Delaware limited partnership;

                    5)   QIH Management is a Delaware corporation;

                    6)   SFM LLC is a Delaware limited liability company; and

                    7)   Mr. Soros is a United States citizen.

Item 2(d)           Title of Class of Securities:

                    Common Stock, $0.0001 par value.

Item 2(e)           CUSIP Number:

                                212172100

Item 3 If this statement is filed pursuant to Section 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                                This Item 3 is not applicable.

Item 4              Ownership:

Item 4(a)           Amount Beneficially Owned:

                    As of June 1,  2001,  each of SIPL,  QSP,  QIP,  QIHMI,  QIH
                    Management, SFM LLC, and Mr. Soros may be deemed the beneficial owner of the 2,250,000 Shares held for the account of SIPL.

Item 4(b)           Percent of Class:

                    The number of Shares of which each of SIPL, QSP, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner constitutes approximately 6.77% of the total number of Shares outstanding.

Item 4(c)           Number of shares as to which such person has:

     SIPL
     ----

     (i)       Sole power to vote or to direct the vote:               2,250,000

     (ii)      Shared power to vote or to direct the vote:                     0

     (iii)     Sole power to dispose or to direct the
               disposition of:                                         2,250,000

     (iv)      Shared power to dispose or to direct the disposition of:        0

     QSP, QIP, QIHMI, QIH Management, SFM LLC & Mr. Soros
     ----------------------------------------------------

     (i)       Sole power to vote or to direct the vote:                       0

     (ii)      Shared power to vote or to direct the vote:             2,250,000

     (iii)     Sole power to dispose or to direct the disposition of:          0

     (iv)      Shared  power  to  dispose  or  to  direct  the
               disposition  of:                                        2,250,000


Item 5              Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person:

                    The shareholders of SIPL, including QIP and QSP, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SIPL in accordance with their ownership interests in SIPL.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                            This Item 7 is not applicable.

Item 8              Identification and Classification of Members of the Group:

                            This Item 8 is not applicable.

Item 9              Notice of Dissolution of Group:

                            This Item 9 is not applicable.

Item 10             Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    June 1, 2001        STRATEGIC INVESTMENT PARTNERS LIMITED


                             By: /S/ RICHARD D. HOLAHAN, JR.
                                 ----------------------------------------------
                                 Richard D. Holahan, Jr.
                                 Attorney-in-Fact

Date:   June 1, 2001         QUASAR STRATEGIC PARTNERS LDC


                             By: /S/ RICHARD D. HOLAHAN, JR.
                                 ----------------------------------------------
                                 Richard D. Holahan, Jr.
                                 Attorney-in-Fact

Date:   June 1, 2001         QUANTUM INDUSTRIAL PARTNERS LDC


                             By: /S/ RICHARD D. HOLAHAN, JR.
                                 ----------------------------------------------
                                 Richard D. Holahan, Jr.
                                 Attorney-in-Fact


Date:   June 1, 2001         QIH MANAGEMENT INVESTOR, L.P.

                             By: QIH Management, Inc.,
                                 its General Partner

                             By: /S/ RICHARD D. HOLAHAN, JR.
                                 ----------------------------------------------
                                 Richard D. Holahan, Jr.
                                 Vice President

Date:   June 1, 2001         QIH MANAGEMENT, INC.


                             By: /S/ RICHARD D. HOLAHAN, JR.
                                 ----------------------------------------------
                                 Richard D. Holahan, Jr.
                                 Vice President

Date:   June 1, 2001         SOROS FUND MANAGEMENT LLC


                             By: /S/ RICHARD D. HOLAHAN, JR.
                                 ----------------------------------------------
                                 Richard D. Holahan, Jr.
                                 Assistant General Counsel

Date:   June 1, 2001         GEORGE SOROS


                             By: /S/ RICHARD D. HOLAHAN, JR.
                                 ----------------------------------------------
                                 Richard D. Holahan, Jr.
                                 Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Joint  Filing  Agreement,  dated as of June 1, 2001,  by and
          among  Strategic   Investment   Partners   Limited,   Quasar
          Strategic Partners LDC, Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Soros Fund
          Management LLC and Mr. George Soros.........................    16

B. Power of Attorney, dated as of June 30, 2000, granted by Strategic Investment Partners Limited in favor of Mr.
          Michael   C.   Neus   and   Mr.    Richard    D.    Holahan,
          Jr..........................................................    18

C. Power of Attorney, dated as of June 30, 2000, granted by Quasar Strategic Partners LDC in favor of Mr. Michael C.
          Neus and Mr. Richard D. Holahan, Jr.........................    19

D. Power of Attorney, dated as of January 24, 2000, granted by Quantum Industrial Partners LDC in favor of Mr. Michael C.
          Neus and Mr.  Richard D. Holahan,  Jr.......................    20

E.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................    21